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                                  STANTEC INC.

                             MATERIAL CHANGE REPORT

This report is filed under National Instrument 51-102.

1.    NAME AND ADDRESS OF COMPANY:

      Stantec Inc. ("Stantec")
      10160 - 112th Street
      Edmonton, Alberta
      Canada T5K 2L6

      The reporting issuer has its principal office in Edmonton, Alberta.

2.    DATE OF MATERIAL CHANGE: May 30, 2005.

3.    NEWS RELEASE:

      A news release was issued by Stantec on May 30, 2005 and disseminated through the facilities of a recognized newswire service.

4.    SUMMARY OF MATERIAL CHANGE:

      Stantec has received approval from the Toronto Stock Exchange ("TSX") to commence a new normal course issuer bid on June 1, 2004, to enable it to purchase for cancellation, from time to time, certain of its common shares ("Common Shares") through the facilities of the TSX. Stantec's current normal course issuer bid, expired on May 31, 2005.

5.    FULL DESCRIPTION OF MATERIAL CHANGE:

      In May, 2005, the directors of Stantec passed a resolution authorizing Stantec to purchase, from time to time over a twelve-month period commencing on June 1, 2005, its Common Shares pursuant to a normal course issuer bid through the facilities of the TSX. The resolution also approved a draft Notice of Intention to Make a Normal Course Issuer Bid ("Notice of Intention") and authorized any officer of Stantec to execute and send to the TSX such Notice of Intention with such amendments or variations thereto as such officer may approve.

      The directors of Stantec, in passing the above resolution, concluded that the purchase for cancellation by Stantec of certain of its outstanding Common Shares represents an attractive investment and an appropriate and desirable use of Stantec's available funds. The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions. The Common Shares will be purchased by Stantec for cancellation and Stantec intends to finance the purchase price for the Common Shares purchased by it from working capital.

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      On May 30, 2005, the TSX accepted Stantec's Notice of Intention, pursuant to which Stantec may purchase up to 946,705 of its Common Shares, representing approximately 5% of Stantec's total issued and outstanding shares as at May 16, 2005, namely 18,934,119. In addition, Stantec may not purchase in any 30-day period, more than 378,682 Common Shares, which is 2% of the number of Common Shares issued and outstanding as at May 16, 2005, namely 18,934,119.

      The purchases may commence on June 1, 2005, and will terminate on May 31, 2006 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention. Stantec will make the purchases in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any Common Shares will be the market price of such shares at the time of acquisition. Stantec will make no purchases of Common Shares other than open-market purchases.

      It is not anticipated that the contemplated purchases by Stantec will have any major impact on Stantec or its subsidiaries other than the beneficial effects resulting from the opportunities set out above. One consequence of any issuer bid is that, upon any purchase of shares by Stantec, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares.

      As at May 16, 2005, pursuant to Stantec's normal course issuer bid in place from June 1, 2004 to May 31, 2005, Stantec had purchased 104,700 Common Shares at an average price of $22.95 per share.

6.    RELIANCE ON CONFIDENTIALITY PROVISIONS OF NATIONAL INSTRUMENT:

      Not applicable.

7.    OMITTED INFORMATION: None.

8.    EXECUTIVE OFFICER:

      The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

            Jeffrey S. Lloyd
            Vice President & Secretary
            Stantec Inc.
            10160 - 112th Street
            Edmonton, Alberta
            T5K 2L6

9.    DATE OF REPORT:

      DATED at Edmonton, Alberta this 8th day of June, 2005.